UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 4, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisition

7980 Tar Bay Controlled Subsidiary – Jessup, MD

On June 4, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “7980 Tar Bay Controlled Subsidiary”) for an initial purchase price of approximately $28,007,767 which is the initial stated value of our equity interest in the 7980 Tar Bay Controlled Subsidiary (the “7980 Tar Bay East Coast Opportunistic REIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the 7980 Tar Bay Controlled Subsidiary for an initial purchase price of approximately $7,001,942 (the “7980 Tar Bay Interval Fund Investment” and, together with the 7980 Tar Bay East Coast Opportunistic REIT Investment, the “7980 Tar Bay Investment”). The 7980 Tar Bay Controlled Subsidiary used the proceeds of the 7980 Tar Bay Investment to acquire a fully leased industrial building containing approximately 203,615 square feet of net rentable area on an approximately 9.58-acre site located at 7980 Tar Bay Drive, Jessup, MD 20794 (the “7980 Tar Bay Property”). The initial 7980 Tar Bay East Coast Opportunistic REIT Investment was funded with proceeds from our Offering, and the closing of the initial 7980 Tar Bay East Coast Opportunistic REIT Investment and the 7980 Tar Bay Interval Fund Investment occurred concurrently.

The 7980 Tar Bay Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the 7980 Tar Bay East Coast Opportunistic REIT Investment (the “7980 Tar Bay Operative Agreements”), we have full authority for the management of the 7980 Tar Bay Controlled Subsidiary, including the 7980 Tar Bay Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total 7980 Tar Bay Property purchase price, paid directly by the 7980 Tar Bay Controlled Subsidiary.

The total purchase price for the 7980 Tar Bay Property was approximately $34,218,000, or approximately $168 per rentable square foot. We anticipate soft costs and fees of approximately $791,708 for the closing of the acquisition, bringing the total projected project cost for the 7980 Tar Bay Property to approximately $35,009,708.

The 7980 Tar Bay Property was delivered in 1990 and renovated in 2020. It was 100% leased to World Depot, Inc. for a 5 year term at acquisition; therefore we have not budgeted any material improvements or lease-up costs. No financing was used for the acquisition of the 7980 Tar Bay Property; however, financing may be pursued at a later date.

The 7980 Tar Bay Property is located on approximately 9.58 acres of improved land in the 20794 zip code of Jessup, MD, in Howard County. The 7980 Tar Bay Property is approximately 15 miles from Baltimore, MD and 25 miles from Washington, D.C. The 7980 Tar Bay Property is located less than one mile from I-95 and less than two miles from I-295, offering proximity to the regional infrastructure of the Mid-Atlantic.

The following table contains underwriting assumptions for the 7980 Tar Bay Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Average Annual Rent Growth	Projected Exit Cap Rate	Projected Hold Period
7980 Tar Bay	2.5%	4.50%	6 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise East Coast Opportunistic REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: June 10, 2021